Exhibit (a)(5)(K)

Teléfonos de México, S.A. de C.V.

A Mexican Company

Notice to the Market

Final Tender Offer Price of the Voluntary Public Tender Offer for the

Acquisition of Shares of Embratel Participações S.A.

Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) and Telmex Solutions Telecomunicações Ltda. hereby announce that the final tender offer price for the auction of the Public Voluntary Tender Offer for the Acquisition of Shares of Embratel Participações S.A. (EMBRAPAR) will be R$7.03 per lot of 1,000 common or preferred shares.

The auction will take place at 1:00 pm (Brasília time) on November 7, 2006 on the São Paulo Stock Exchange – BOVESPA. Holders of common shares or preferred shares who wish to participate in the auction must sign up by 6 p.m. (Brasília time) on November 6, 2006. The settlement of the auction is expected to take place on November 10, 2006.

The final tender offer price of R$7.03 per lot of 1,000 common or preferred shares is in accordance with item 1.4 of the Notice of Voluntary Public Tender Offer for the Acquisition of Shares of EMBRAPAR, and reflects the adjustment of the tender offer price of R$6.95 per lot of 1,000 shares by the variation in the Taxa Referencial – TR, pro rata temporis, between May 8, 2006 and November 10, 2006.

Further information regarding the Voluntary Tender Offer is available at www.telmex.com/opa-embratel.

México D.F., November 6, 2006.

Teléfonos de México, S.A. de C.V.